UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 28, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President

By:	/S/ Marcos Matioli de Souza Vieira
Marcos Matioli de Souza Vieira Executive Director

Banco Santander (Brasil) S.A.

9M09 IFRS Results – Pro-forma

October 28th, 2009

Santander

Table of Contents

Macroeconomic Scenario

Economy growth gains steam

GDP (year-on-year growth %)


4.0
5.7
5.1
1.3
0.0
4.8
2006
2007
2008
2Q09
2009(e)
2010(e)

Interest Rate - Selic (%)


End of Period
13.25
11.25
13.75
8.75
8.75
10.75
2006
2007
2008
Sep-09
2009(e)
2010(e)

Inflation (IPCA %)


3.1
4.5
5.9
4.3
4.3
4.5
2006
2007
2008
Sep-09
2009(e)
2010(e)

Exchange Rate – (R$/US$)


End of Period
2.14
1.77
2.34
1.78
1.75
1.95
2006
2007
2008
Sep-09
2009(e)
2010(e)

Sources: The Brazilian Central Bank, IBGE and Santander Economic Research.

Santander

Financial System: Loan dynamics

R$ MM

Total Loans


%12M Private Banks
%12M Public Banks
%12M Total Loans
1,347
38.8%
1,243
1,153
31.1%
993
16.9%
5.5%
Mar.08
Jun.08
Sep.08
Dec.08
Mar.09
Jun.09
Sep.09

Nonearmarked Loans to Individuals


450
411
384
338
34.1%
17.1%
Mar.08
Jun.08
Sep.08
Dec.08
Mar.09
Jun.09
Sep.09

Nonearmarked Loans to Corporations


472
465
444
368
37.4%
6.1%
Mar.08
Jun.08
Sep.08
Dec.08
Mar.09
Jun.09
Sep.09

Regulated Loans


426
367
324
288
20.8%
31.4%
Mar.08
Jun.08
Sep.08
Dec.08
Mar.09
Jun.09
Sep.09

Volume   Y-o-Y Variation %

Source: The Brazilian Central Bank .

Financial System: Deposits and Assets Under Management

R$ MM



Deposits + Assets Under Management
1,953
2,127
2,219
2,423
22.0%
14.0%
Mar. 08
Jun. 08
Sep. 08
Dec. 08
Mar. 09
Jun. 09
Sep. 09
Deposits
Var. 12M – Sep.09
Demand: 4.5%
Savings: 14.9%
Time: 14.2%
705
908
976
1,027
349
532
587
608
19.7%
13.2%
356
376
389
419
Mar. 08
Jun. 08
Sep. 08
Dec. 08
Mar. 09
Jun. 09
Sep. 09
Time
Core Deposits
Assets Under Management
Var. 12M – Sep.09
Retail: 4.7%
Non Retail: 17.3%
1,248
1,219
1,243
1,396
955
23.3%
951
987
1,116
14.5%
293
268
256
280
Mar. 08
Jun. 08
Sep. 08
Dec. 08
Mar. 09
Jun. 09
Sep. 09
Volume
Y-o-Y Variation %

Source: The Brazilian Central Bank.

Table of Contents

Santander is the 3rd largest private bank in Brazil with scale to compete

	Sep/09
Loans (R$ Bi)	132.9
Deposits (R$ Bi)	173.9
Deposits + Assets Under Management (R$ Bi)	267.0
Net Profit (R$ MM)	3,917

Strong distribution platform...

- One of the largest network in the South / South East (73% of GDP)
  - 2,090 Branches
  - 1,508 Mini Branches
  - 18,081 ATMs
- 10.0 mln active account holders[1]

Market Share of Branches (%) June 2009


North: 5% of GDP
Share : 5%
Northeast: 13% of GDP
Share: 7%
Center-west: 9% of GDP
Share: 6%
Southeast: 57% of GDP
Share: 16%
South: 16% of GDP
Share: 9%

Source: The Brazilian Central Bank and IBGE. GDP date: 2006.
1) Customers with active accounts during a 30-day period, according to the Brazilian Central Bank.

Santander

Franchise

A unique combination of highly complementary local operations with Santander's international platform

Santander

Network
- Concentration in São Paulo and South region

Segments
- Strong position in the medium income and public servants

Business
- Credit cards, payroll loans

BANCO REAL

Network
- Strong in Rio, Minas Gerais, and parts of Northeast

Segments
- Strong position in high income and SMEs

Business
- Car finance

\+

Santander's Global Platform

- Global Sourcing Scale
- Differentiated International IT Platform
- Capacity to Replicate Global Products
- Efficient Risk Management
- Multinational Client Base

Unique platform combining international skills with strong local presence

Integration on track

1st Stage	2st Stage	3st Stage
Aug/08 – Mar/09	Mar/09 – May/10	May/10 – Sep/10

I Senior Management Integrated ✓

II Centralized Functions ✓
- Risk, Human Resources, Marketing, Auditing Financial Control, Compliance, etc

III Wholesale, Private & Asset Integration ✓
- *GB&M, Corporate,* and *Middle*

IV ATMs Integrated
- Platform of ATMs
- Upgrade branches infrastructure

V Back Office Systems
- Unification of cash management and clearing
- Credit card systems

VI Complete Integration/ Unify Networks
- Branches "Big Bang"
- Call center integration

Targeted Synergies

Targeted Synergies – R$ MM

Accumulated (2008-2011): seek cumulative cost synergies of approximately R$ 2.4 billion and cumulative revenues synergies of approximately R$ 300 MM[1]


2,400
300
2,700
Cost Synergies
Revenue Synergies
Total

Santander obtained **R$ 831 MM** in cost synergies during the first 9 months of 2009[2]

1) As indicated in the Offering Prospectus.
2) Management Information.

Opportunities to capture Retail synergies

We have identified opportunities among our clients and product lines…		…and we have well defined strategies to take advantage of these
Loyal clients are more profitable[1]	 Average Ticket per Client +19% +49% R$ 305 364 434 Retail individuals Loyalty Low Medium High	▪ Consolidate CRM system to map loyal clients and strengthen loyalty of other clients
Penetration of credit cards shows opportunity[2]	% of Credit Card Balance Financed: 31% / 18%	▪ Expand credit card financing penetration
Penetration of insurance shows opportunity[3]	% Insurance Penetration: 32% / 4%	▪ Increase penetration of insurance products: – Sales through branches – Cross-selling – New customers through partnerships
SMEs figures show potential to grow[2]	SMEs Accounts / Branch: 150 / 265 SME Loan Amount/ Branch (R$ MM): 5.9 / 11.1	▪ Increase market share in SMEs by leveraging best practices

1) As of February 2009, encompasses high-income individuals only.
2) As of December 2008.
3) As of June 2009.

IPO - Santander

The IPO reaffirms our confidence in the Brazil growth potential and will be key to position ourselves in this growth

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

- Boost organic growth, to increase market share
  - Open 600 new branches and 300 mini branches
  - Increase credit portfolio both in Commercial and Global Wholesale Banking
- Improve our funding structure
  - Improve Tier 1 / Tier 2 structure

- Target credit portfolio growth above market rates

Results: Recent Events

✓ **In September 2009 we announced, the divestment of certain equity holdings and the proceeds were used to strengthen our balance sheet**

Earnings (R$ Bi)	Value
- Visanet	1.6
- Serasa	0.1
- Companhia Brasileira de Soluções e Serviços (VisaVale)	0.3
- Tecnologia Bancária + Visa Inc.	0.1
- Green Shoe Visanet	0.3
TOTAL	**2.4**

Expenses (R$ Bi)	Value
- Allowance for Loan Losses	(0.5)
- Amortization of payroll processing rights	(0.8)
- Restructuring Fund	(1.1)
TOTAL	**(2.4)**

✓ **On the third quarter of 2009, the asset management and insurance activities, previously owned by Santander Spain, were transferred to Santander Brazil, impacting net profit in R$ 79 million.**

Results: Highlights

- In 9M09, **net profit** amounted to R$ 3,917 MM growing 30% in relation to 9M08.
- **Net profit growth is accelerating:** 9M09/9M08 = 30%; 6M09/6M08 =13%
- Net profit increase driven by **revenue growth and cost control**
- **Performance Ratios** improved in twelve months (9M09/9M08)
  - **Efficiency Ratio: 34.4%,** drop of 8.3 p.p.
  - **Recurrence: 56.8%,** increase of 2.3 p.p.
  - **ROE[1]: 21.2%,** increase of 3.3 p.p.
- **Sound Balance Sheet Metrics**
  - **BIS Ratio: 17.8%,** increase of 3.8 p.p. in twelve months (9M09/9M08)
  - **Coverage: 101%,** increase of 4 p.p. in a quarter
- **Equity of R$ 27,355 MM** (excluding R$ 28,312 MM goodwill[2])

1) Exclude Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência).
2) Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência).

Results: Net profit

R$ MM



Quarterly Net profit
837
906
969
1,476
1,472
3Q08
4Q08
1Q09
2Q09
3Q09



Accumulated Net profit
13%
30%
2,170
2,445
3,007
3,917
6M08
6M09
9M08
9M09

Results: Net Interest Margin

R$ MM


3%
4,420
5,384
5,172
5,489
5,656
3Q08
4Q08
1Q09
2Q09
3Q09

	9M09	9M08	Var. 09/08
Net Interest Margin	16,317	13,847	17.8%

Interest Rate (Average) – Selic				
13.39%	13.66%	11.70%	9.54%	8.65%

Results: Gains/losses on financial assets and liabilities + exchange differences

R$ MM


-45%
10
379
(369)
(222)
258
(480)
646
514
132
1,051
459
592
578
240
338
3Q08
4Q08
1Q09
2Q09
3Q09
Cayman Hedge
Others

	9M09	9M08	Var 09/08
Gains/losses on financial assets and liabilities + exchange differences	2,275	999	127.7%
- Cayman Hedge[1]	1,062	-120	n.a.
Gains/losses on financial assets and liabilities + exchange differences (excluding Cayman Hedge)	**1,213**	**1,119**	**8.4%**

1) The increase in gains originated by the Cayman Hedge was offset by an increase in income tax expenses.

Santander

Results: Net Fees

R$ MM


-1%
1,612
1,314
1,443
1,573
1,556
3Q08
4Q08
1Q09
2Q09
3Q09

	9M09	9M08	Var 09/08
Banking fees	1,826	1,819	0.4%
Collection services	374	329	13.8%
Insurance	772	621	24.2%
Asset Management	545	634	-14.1%
Credit and Debit Cards	554	479	15.5%
Capital Markets	335	310	8.0%
Trade (COMEX)	285	254	12.3%
Services Tax Expenses (ISS)	(257)	(269)	-4.4%
Others	139	374	-63.0%
Total	**4,572**	**4,552**	**0.4%**

Results: General Expenses and Amortization

R$ MM



1%
3,196
3,491
2,898
2,977
3,013
372
318
167
328
339
2,824
3,173
2,731
2,649
2,674
3Q08
4Q08
1Q09
2Q09
3Q09
General Expenses
Depreciation and Amortization

	9M09	9M08	Var 09/08,%
Other General Expenses	4,013	4,199	-4.4%
Personnel Expenses	4,041	4,160	-2.9%
Depreciation and Amortization	834	918	-9.2%
Total	**8,888**	**9,277**	**-4.2%**

Results: Gross Revenue vs General Expenses

Gross Revenue[1] and General Expenses[2]


R$ MM
3Q09 x 3Q08 (%)
6,376
7,055
7,288
7,471
7,598
19.2%
2.3
2.8
2,824
3,173
2,731
2,649
2,674
-5.3%
3Q08
4Q08
1Q09
2Q09
3Q09
Gross Revenue
General Expenses

Results: Allowance for Loan Losses

R$ MM


16%
1,566
2,197
2,461
2,683
3,101
3Q08
4Q08
1Q09
2Q09
3Q09
Allowance for Loan Losses

	9M09	9M08	Var 09/08
Allowance for loan losses	(8,245)	(5,043)	63.5%

Business: Asset Quality

Delinquency (%)[1]



7.8
8.3
8.6
8.8
9.7
5.2
5.7
6.0
7.0
7.7
3.4
3.9
4.2
5.7
6.1
3Q08
4Q08
1Q09
2Q09
3Q09
Individuals
Institutional
Total

Coverage Ratio[2]



111%
106%
107%
97%
101%
3Q08
4Q08
1Q09
2Q09
3Q09

1) Nonperforming loans for over 90 days + performing loans with high delinquency risk / total loans. The total loan figure was also adjusted as described in footnote 1 in page 26.
2) Allowance for Loan Losses / nonperforming loans for over 90 days + performing loans with high delinquency risk.

Santander

Results: Performance Ratios

Efficiency Ratio[1] (%)



-8.3 p.p
42.7
34.4
9M08
9M09

Recurrence[2] (%)



2.3 p.p.
54.5
56.8
9M08
9M09

ROE (adjusted)[3] (%)



3.3 p.p.
17.9
21.2
9M08
9M09

1) Excluding hedge, the 9M08 and 9M09 ratios are 42.5% and 36.0% respectively.
2) Net Fee/ General Expenses.
3) Exclude Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência).

Table of Contents

Business: Loans Evolution[1]

R$ Billion


-1%
128.2
136.0
137.1
134.2
132.9
sep.08
dec.08
mar.09
jun.09
sep.09

	09.30.09	09.30.08	Y-o-Y Variation,%
Individuals	42.4	37.5	13.0%
Consumer Financing	24.2	25.6	-5.3%
SMEs	31.0	31.7	-2.1%
Corporate	35.3	33.4	5.7%
Total	**132.9**	**128.2**	**3.7%**

1) Managerial loan breakdown considers the 3Q09 reclassification of certain products/transactions from loans and receivables into other balance sheet lines.

Loans: Loans to individuals by product

Payroll Loans


R$ MM
44%
6,479
9,341
Sep.08
Sep.09

Auto Loans[1]


R$ MM
27,438
-9%
25,011
Sep.08
Sep.09

Credit Cards


R$ MM
22%
6,308
7,706
Sep.08
Sep.09

Mortgage


R$ MM
42%
6,135
8,699
Sep.08
Sep.09

1) Includes Aymoré and branch network originated car loans.

Negócio: Evolução da Captação (fundos + depósitos)


R$ Bilhões
1,3%
85,6
80,4
80,1
85,5
93,1
178,6
182,3
180,0
177,9
173,9
set.08
dez.08
mar.09
jun.09
set.09
Fundos
Total Depósitos

	30.09.09	30.09.08	Var 09/08,%
Vista	13,7	13,3	3,1%
Poupança	22,9	19,2	19,5%
Prazo	106,8	113,7	-6,0%
Outros[1]	30,4	32,4	-6,1%
Depósitos Total	**173,9**	**178,6**	**-2,6%**
Fundos	93,1	85,6	8,8%
Total	**267,0**	**264,1**	**1,1%**

1. Inclui operações compromissadas

- **Integration process** on track, keeping best practices of each institution

- **Synergies** reached R$ 831 MM from Jan/09 – Sep/09

- Improving **Performance Ratios** and Balance Sheet Metrics

- **Net profit** growth acceleration: 9M09/9M08 = 30%; 6M09/6M08 =13%

ANEXXES

- Pro Forma Income Statement
- Pro Forma Balance Sheet

Quarterly Pro-forma Results

R$ MM

Income Statements	3Q08	4Q08	1Q09	2Q09	3Q09
- Interest and Similar Income	9,622	11,117	9,996	9,775	9,731
- Interest Expense and Similar	(5,202)	(5,733)	(4,824)	(4,286)	(4,075)
Interest Income	**4,420**	**5,384**	**5,172**	**5,489**	**5,656**
Income from Equity Instruments	16	5	7	8	7
Income from Companies Accounted for by the Equity Method	56	88	205	52	33
Net Fee	1,612	1,314	1,443	1,573	1,556
- Fee and Commission Income	1,828	1,581	1,664	1,799	1,797
- Fee and Commission Expense	(216)	(267)	(221)	(226)	(241)
Gains/Losses on Financial Assets and Liabilities and Exchange Diferences	10	(222)	646	1,051	578
Other Operation Income (Expenses)	(107)	6	(53)	(110)	106
Total Income	**6,007**	**6,575**	**7,420**	**8,063**	**7,936**
General Expenses	(2,824)	(3,173)	(2,731)	(2,649)	(2,674)
- Administrative Expenses	(1,427)	(1,659)	(1,371)	(1,297)	(1,345)
- Personnel espenses	(1,397)	(1,514)	(1,360)	(1,352)	(1,329)
Depreciation and Amortization	(372)	(318)	(167)	(328)	(339)
Provisions (net)[1]	(337)	(432)	(559)	(1,400)	(1,190)
Impairment Losses on Financial Assets (net)	(1,463)	(1,983)	(2,324)	(2,575)	(3,844)
- Allowance for Loan Losses[2]	(1,457)	(1,920)	(2,360)	(2,467)	(3,008)
- Others Financial Assets	0	1	0	(4)	(2)
- Impairment Losses on Other Assets (net)	(6)	(64)	36	(104)	(834)
Net Gains on Disposal of Assets	26	5	49	1,040	2,280
Net Profit before taxes	**1,037**	**674**	**1,688**	**2,151**	**2,169**
Income Taxes	(200)	232	(719)	(675)	(697)
Net Profit	**837**	**906**	**969**	**1,476**	**1,472**

1) Includes provision for tax contingencies and legal obligations.
2) Includes recovery of credits written off as losses.

Santander

Pro-forma Results Jan/09 – Sep/09

R$ MM

Income Statements	9M09	9M08	Var 12M ABS	Var 12M %
- Interest and Similar Income	29,502	26,985	2,517	9.3%
- Interest Expense and Similar	(13,185)	(13,138)	(47)	0.4%
Interest Income	**16,317**	**13,847**	**2,470**	**17.8%**
Income from Equity Instruments	22	34	(12)	-35.3%
Income from Companies Accounted for by the Equity Method	290	217	73	33.6%
Net Fee	4,572	4,552	20	0.4%
- Fee and Commission Income	5,260	5,268	(8)	-0.2%
- Fee and Commission Expense	(688)	(716)	28	-3.9%
Gains/Losses on Financial Assets and Liabilities and Exchange Diferences	2,275	999	1,276	127.7%
Other Operation Income (Expenses)	(57)	(81)	24	-29.6%
Total Income	**23,419**	**19,568**	**3,851**	**19.7%**
General Expenses	(8,054)	(8,359)	305	-3.6%
- Administrative Expenses	(4,013)	(4,199)	186	-4.4%
- Personnel espenses	(4,041)	(4,160)	119	-2.9%
Depreciation and Amortization	(834)	(918)	84	-9.2%
Provisions (net)[1]	(3,149)	(1,270)	(1,879)	148.0%
Impairment Losses on Financial Assets (net)	(8,743)	(4,672)	(4,071)	87.1%
- Allowance for Loan Losses[2]	(7,835)	(4,653)	(3,182)	68.4%
- Others Financial Assets	(6)	2	(8)	n.a.
- Impairment Losses on Other Assets (net)	(902)	(21)	(881)	n.a.
Net Gains on Disposal of Assets	3,369	49	3,320	n.a.
Net Profit before taxes	**6,008**	**4,398**	**1,610**	**36.6%**
Income Taxes	(2,091)	(1,391)	(700)	50.3%
Net Profit	**3,917**	**3,007**	**910**	**30.3%**

1) Includes provision for tax contingencies and legal obligations.
2) Includes recovery of credits written off as losses.

Santander

Pro Forma Balance Sheet - Assets

R$ MM

Assets	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09
Cash and Balances with the Brazilian Central Bank	32,137	33,697	23,701	23,317	24,813	21,261
Financial Assets Held for Trading	17,494	17,086	19,986	22,347	15,809	19,261
Other Financial Assets at Fair Value Through Profit or Loss	8,030	4,978	5,575	6,462	6,068	16,986
Available - for- Sale Financial Assets	29,200	29,196	30,736	27,294	30,593	44,763
Loans and Receivables	142,126	149,713	162,725	159,355	161,645	149,973
- Loans and advances to credit institutions	30,425	30,157	29,691	24,670	31,993	27,932
- Loans and advances to credit customers	117,649	126,928	141,215	143,533	138,811	132,343
- Impairment losses	(5,948)	(7,372)	(8,181)	(8,848)	(9,159)	(10,302)
Tangible Assets	2,098	3,455	3,829	3,742	3,600	3,682
Intangible Assets:	2,695	30,977	30,995	30,633	30,590	30,982
- Goodwill	121	27,488	27,488	27,289	27,263	28,312
- Others	2,574	3,489	3,507	3,344	3,327	2,670
Tax Assets	10,581	11,916	12,920	12,779	13,386	15,058
Other Assets	2,805	2,960	3,723	3,905	2,374	4,271
Total Assets	**247,166**	**283,978**	**294,190**	**289,834**	**288,878**	**306,237**

Pro Forma Balance Sheet - Liabilities

R$ MM

Liabilities	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09
Financial Liabilities Held for Trading	6,616	7,433	11,210	8,268	4,887	5,316
Financial liabilities at amortized cost	200,090	208,058	213,973	208,267	207,645	205,801
- Deposits from the Brazilian Central Bank	0	0	185	1,049	870	562
- Deposits from credit institutions	35,761	38,598	26,326	23,435	21,794	18,754
- Customer deposits	135,796	139,714	155,495	155,231	154,922	154,548
- Marketable debt securities	8,595	10,718	12,085	11,535	11,299	10,945
- Subordinated liabilities	8,229	8,709	9,197	10,938	10,996	11,149
- Other financial liabilities	11,709	10,319	10,685	6,079	7,764	9,843
Liabilities for Insurance Contracts	0	0	0	0	0	13,812
Provisions[1]	7,541	9,212	8,915	9,749	10,203	11,555
Tax Liabilities	4,689	5,484	6,156	6,402	7,352	9,287
Other Liabilities[2]	3,273	3,472	4,099	6,728	6,986	4,799
Total Liabilities	**222,209**	**233,659**	**244,353**	**239,414**	**237,073**	**250,570**
Equity Shareholders' Equity	24,189	49,866	49,318	50,248	51,135	55,079
Minority Interests	292	5	5	5	5	6
Valuation Adjustments	476	448	514	167	665	582
Total Equity	**24,957**	**50,319**	**49,837**	**50,420**	**51,805**	**55,667**
Total Liabilities and Equity	**247,166**	**283,978**	**294,190**	**289,834**	**288,878**	**306,237**

1) Includes provision for pension and contingencies.
2) Includes other financial liabilities at fair value in income and derivatives used as hedge.

Santander

Loan Portfolio Breakdown[1]

R$ MM

Total Loans	3Q08	4Q08	1Q09	2Q09	3Q09
Individuals	37,515	39,153	40,602	41,321	42,405
SMEs	31,689	34,289	32,933	31,748	31,029
Consumer Financing	25,591	24,757	24,284	24,332	24,225
Corporate	33,392	37,839	39,298	36,772	35,290
Total Loans	**128,186**	**136,039**	**137,117**	**134,173**	**132,949**
Sureties and endorsements	26,234	25,405	24,118	22,671	21,247
Total Loans including sureties and endorsements	**154,420**	**161,444**	**161,235**	**156,844**	**154,196**

1) Managerial loan breakdown considers the 3Q09 reclassification of certain products/transactions from loans and receivables into other balance sheet lines.

Santander

IFRS x BRGAAP

R$ MM

	9M09
BR GAAP Net Profit	**1,420**
- Goodwill amortization of Banco Real Acquisition	2,096
- PPA amortization	280
- Others	121
IFRS Net profit	**3,917**

Santander

Investor Relations
Paulista Avenue 1,374, 16º floor
São Paulo | SP | Brazil | 01310-916
Tel. (55 11) 3174-8589
Fax: (55 11) 3174-6751
e-mail: ri@santander.com.br

IR Team:
Luiz Felipe Taunay Ferreira – Head of IR
Cláudia de Lara Sampol – Superintendent
Lilian da Costa Vasquez – Coordinator
Edleia Borges da Silveira – Coordinator
Raquel Foresto – Analyst
Rodrigo Debczynski Fernandes – Analyst
Renan Shigueo Ikemoto - Trainee